EXHIBIT 99.1

Nasdaq Notification

SINGAPORE, September 20, 2024 /PRNewswire/ -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (the “Company”), a global leader in solar innovation and channels, announced that on September 17, 2024, it received a Staff Determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) because, as of September 16, 2024, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days.

On September 20, the Company submitted a hearing request through the Nasdaq Listing Center, which will automatically stay any delisting action or filing of the Form 25-NSE pending such hearing in accordance with Nasdaq Listing Rule 5815(a)(1).

On August 29, 2024, the shareholders of the Company at the Annual General Meeting of Shareholders approved by ordinary resolution the consolidation of every 100 existing issued ordinary shares (including treasury shares) into one ordinary share of the Company. The Company’s board of directors is in the process of taking the necessary actions to implement a reverse stock split which the Company believes will bring the bid price for the Company’s ordinary shares above the US$1.00 per share minimum bid price requirement as set forth by Nasdaq Listing Rule 5450(a)(1).

About Maxeon Solar Technologies

Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) is Powering Positive Change TM. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information, visit us at www.maxeon.com, on LinkedIn and on Twitter. ©2024 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated outcome of the litigation. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

For Further Information

Investors: Gary Dvorchak, CFA, investor@maxeon.com, +1 (323) 240-5796
Media: Forrest Monroy, forrest.monroy@maxeon.com, +(626) 884-4756